ZALE CORPORATION

901 West Walnut Hill Lane
Irving, Texas 75038-1003

October 29, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C.  20549
Attention:  Mara L. Ransom, Assistant Director

Re:	Zale Corporation
Registration Statement on Form S-3
Filed October 2, 2013
File No. 333-191538

Dear Ms. Ransom:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Zale Corporation (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) to October 31, 2013 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.  The Company hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Brink Dickerson of Troutman Sanders LLP at (404) 885-3822 and that such effectiveness also be confirmed in writing by email to Brink Dickerson at brink.dickerson@troutmansanders.com.

Very truly yours,

ZALE CORPORATION

By:	/s/ Thomas A. Haubenstricker
Thomas A. Haubenstricker
Senior Vice President and Chief Financial Officer